FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

COSAN LIMITED

Item
1.	Notice of Material Fact dated November 5, 2012

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO
Corporate Taxpayer’s ID (CNPJ/MF) no. 50.746.577/0001-15
Corporate Registry (NIRE) 35.300.177.045
Publicly-held Company

Material Fact

COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBOVESPA: CSAN3) (“Cosan” or “Company”), in continuity of the Material Fact published on May 3, 2012, announces that has successfully concluded the acquisition of 60.05% of Companhia de Gás de São Paulo - Comgás ("Comgás”) (BM&FBOVESPA: CGAS3 and CGAS5) from BG Group for R$ 3.4 billion.

In compliance with the provisions of Article 256 of the Brazilian Corporation Law, an Extraordinary General Meeting of Cosan’s shareholders will be called to resolve on the operation and, together with the publication of the call notice, the necessary documents and information, including those required by Appendix 19 of Brazilian Securities and Exchange Commission (CVM) Instruction 481/2009, will be made available.

Likewise, in not more than 30 days counted from this date, a request for public tender offer for the sale of control of Comgás will be presented to the CVM, as per Article 254-A of CVM Instruction no. 361/02.

Comgás is Brazil's largest natural gas distributor. It has a network of 9 thousand kilometers, bringing natural gas to more than 1.1 million residential, commercial and industrial consumers in 70 cities. Its concession area accounts for approximately 27% of Brazil's Gross Domestic Product, covering 177 cities in the São Paulo, Campinas and Santos metropolitan areas and the Paraíba Valley.

São Paulo, November 2012

Marcelo Martins
Executive Vice-President of Finance and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED
Date:	November 5, 2012	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer